Exhibit 99.2

Third Quarter Report
2006

For the period ended September 30, 2006

Dated November 8, 2006

PreMD Inc.
Toronto Stock Exchange: PMD
American Stock Exchange: PME
www.premdinc.com

Message to Shareholders

PreMD Inc. is pleased to announce financial results for the third quarter of fiscal 2006 ended September 30, 2006 (Q3 2006).

Recent Highlights

•	Agreement with McNeil Consumer Healthcare (“McNeil”) to terminate December 28, 2006 and PreMD to reacquire rights to commercialize its PREVU* Skin Sterol Tests;
•	Received clearance from the U.S. Food and Drug Administration (FDA) for the handheld enhanced color reader for PREVU* POC;
•
Received clearance from Health Canada’s Therapeutic Products Directorate as well as a Conformité Européene (CE) Mark for PREVU*LT Skin Sterol Test, which validates the viability of the product and allows it to be marketed in Canada and in the European Union; and

•	Completed PREPARE Study for the life insurance industry on PREVU* LT Skin Sterol Test and, subsequent to Q3 2006, submitted a 510(K) application to the U.S. FDA.

Financial Overview

The consolidated net loss for Q3 2006 was $1,120,000 or $0.05 per share compared with a loss of $1,444,000 or $0.07 per share for the quarter ended September 30, 2005 (Q3 2005), a decrease of $324,000. For the nine months ended September 30, 2006, the net loss was $5,609,000, or $0.26 per share, compared with $4,201,000, or $0.20 per share for the nine months ended September 30, 2005. The year to date increase was primarily due to increased research and development expenses related to the acceleration of clinical trials in the first six months of 2006 and to interest and imputed interest expenses on convertible debentures issued on August 30, 2005. The Company reduced research and development expenses to historical levels in Q3 and expects to maintain this level for the balance of fiscal 2006, with further reductions expected in 2007 as several trials approach completion. Cash used to fund operating activities during Q3 2006 amounted to $1,608,000 compared with $1,180,000 in Q3 2005; the increase in cash usage resulting from payment of Q2 accounts payable associated with clinical trials.

Total product-related sales to McNeil were $1,000 for Q3 2006 compared with $40,000 for Q3 2005. McNeil continues to use inventory purchased in 2005 for sales and marketing proposals to potential customers and has purchased only a small quantity of new products 2006. License revenue was $577,000 for Q3 2006, compared to $80,000 for Q3 2005, reflecting milestone payments earned during the recent quarter.

PREVU* Commercialization Update

Although the agreement with McNeil will terminate on December 28, 2006, they continue to advance initiatives in targeted segments of the risk assessment market as well as the life insurance industry:

•
McNeil showcased the new handheld PREVU* POC spectrometer to cardiologists and other medical professionals at the World Congress of Cardiology 2006, an event organized by the European Society of Cardiology and the World Heart Federation, held in Barcelona, Spain in September.

•
McNeil’s initial pilot program with Costco Wholesale Corporation (“Costco”), held at two retail locations in Florida in March, is being rolled out to additional stores in the southeastern U.S. in the fourth quarter.

•
McNeil has a sales broker contract with Medivon, LLC (“Medivon”), a Florida-based healthcare company that provides heart disease risk assessment programs and PreMD is evaluating the opportunity of working directly with Medivon to market screening programs in retail pharmacies in the U.S.

•
In the life insurance market, PreMD and McNeil presented PREVU* LT at the AHOU Conference in Las Vegas and management of PreMD is working on a business model to market PREVU* directly to the insurance industry.

Outlook

We believe that a number of McNeil’s market evaluations for PREVU* are gaining traction, which we expect to see build by the end of the year, particularly as supplies of the new reader becomes available. We are making

PreMD Third Quarter 2006 Report	2

excellent progress against our objectives and anticipate generating significant revenues related to the successful completion of our strategic objectives.

PreMD’s near-term objectives include:

•	Obtain U.S. FDA regulatory clearance for use in life insurance screening for PREVU* LT, based on the PREPARE clinical trial;
•	Evaluate the opportunity of working with companies such as Medivon to distribute PREVU* POC as part of risk assessment programs to the retail pharmacy market;
•	Continue to supply product and support customers and programs developed by McNeil in Canada, the U.S. and Europe;
•	Negotiate partnership agreements with one or more companies to market PREVU* in various market segments;
•	File 510(k) with U.S. FDA to obtain broader regulatory claim for PREVU* in the U.S. based on the PASA clinical trial;
•	Complete interim analysis of LungAlert™ data and expand participation in I-ELCAP to additional sites; and
•	Complete pivotal study for the breast cancer test at the University of Louisville.

We appreciate your continuing support.

Sincerely,

Brent Norton, MD, MBA
President and Chief Executive Officer

PreMD Third Quarter 2006 Report	3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report contains forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should consider each of the following factors as well as other information in the Annual Report, the Annual Information Form and Form 20-F for the year ended December 31, 2005 in evaluating PreMD’s business and its prospects. These documents are available on SEDAR at www.sedar.com and/or on EDGAR at www.sec.com.

Overview

PreMD Inc. (“PreMD” or the “Company”), formerly IMI International Medical Innovations Inc., is a predictive medicine company dedicated to improving health outcomes with non- or minimally-invasive tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer.

PreMD’s products are designed to identify those patients at risk for disease. With early detection, cardiovascular disease and cancer can be more effectively treated, or perhaps even prevented altogether. PreMD is developing easy-to-use, accurate and cost-effective tests designed for use right at the point-of-care, in the doctor’s office, at the pharmacy, and, eventually, in some cases, right at home.

Our product development pipeline includes:

Coronary Artery Disease (CAD) Risk Assessment:
•	PREVU* Point of Care (“POC”) Skin Sterol Test (cleared for sale in the U.S. (CLIA-exempt), Canada and Europe)
•	PREVU* LT Skin Sterol Test, a lab-processed format (cleared for sale in Canada and Europe)
•	PREVU* PT Skin Sterol Test, a prototype consumer format

Cancer Screening Tests:
•	ColorectAlert™
•	LungAlert™
•	Breast cancer test

Operating Results

Net Loss
The consolidated net loss for the three months ended September 30, 2006 (Q3 2006) was $1,120,000 or $0.05 per share compared with a loss of $1,444,000 or $0.07 per share for the quarter ended September 30, 2005 (Q3 2005). The decrease of $324,000 was almost entirely attributable to the increase in license revenue in 2006 and a reduction in general and administration expenses.
For the nine months ended September 30, 2006, the net loss was $5,609,000 or $0.26 per share, compared with $4,201,000 or $0.20 per share for the nine months ended September 30, 2005.

Revenue
Total product-related sales to our licensee, McNeil Consumer Healthcare (“McNeil”), were $1,000 for Q3 2006 compared with $40,000 for Q3 2005. McNeil continues to use the inventory purchased in 2005 for sales and for marketing in the retail pilot programs and therefore has purchased only a small quantity of new products in 2006. License revenue was $577,000 for Q3 2006 compared to $80,000 for Q3 2005 resulting from $500,000 in milestone payments based on achieving specific milestones. Other license revenue consists primarily of upfront cash payments, received from McNeil in accordance with the respective worldwide and Canadian licensing agreements (which were deferred and are recognized into income on a straight-line basis over the terms of the agreements), as well as royalties on McNeil’s sales of the licensed products. With the pending termination of the agreement with McNeil on December 28, 2006, the balance of the deferred revenue will be recognized as revenue in Q4 2006 and has been presented as a current liability as a result.

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Research and Development
During Q3 2006, the Company focused on completing some key clinical trials, including the PASA trial to support additional claims for PREVU* Point of Care (POC) Skin Sterol Test, and the PREPARE trial for use of PREVU* LT in the insurance industry. As a result, research and development expenditures for Q3 2006 decreased by $20,000 to $841,000 from $861,000 in Q3 2005. In the previous quarter (Q2 2006) the expenses had been $1,470,000 due to the acceleration of these clinical trials. Total research and development expenditures for the nine months ended September 30, 2006 and 2005 amounted to $3,826,000 and $2,309,000, respectively. As a result of the completion of enrolment in the above-noted trials, clinical trial costs are expected to continue to diminish for the balance of 2006 and into 2007.

The variance for the quarter reflects:
•
an increase of $96,000 in spending on clinical trials for skin cholesterol, particularly related to the PREPARE and PASA trials, as well as the trials for the lung, colorectal and breast cancer technologies;

•	a decrease of $20,000 in legal fees on intellectual property; and
•	a decrease of $95,000 in subcontract research due to the completion of the development of the second-generation spectrometer.

General and Administration
General and administration expenses amounted to $499,000 for Q3 2006 compared with $590,000 in Q3 2005, a decrease of $91,000. For the nine months ended September 30, 2006, general and administration expenses amounted to $1,765,000 compared to $2,125,000 in 2005, a decrease of $360,000.

The variance for the quarter reflects:
•	a decrease of $38,000 in stock compensation expenses;
•	a decrease of $19,000 in expenses related to investor communications; and
•	a decrease of $28,000 in professional fees

Interest on Convertible Debentures
Interest on convertible debentures amounted to $172,000 in Q3 2006 compared with $55,000 in Q3 2005. Based on the debenture issue date of August 30, 2005, the Q3 2005 expense only reflected one month’s expense. For the nine months ended September 30, 2006, interest amounted to $510,000 compared with $55,000 for the corresponding period in 2005. The debentures bear interest at an annual rate of 7%, payable quarterly in either cash or common shares. The interest expenses for Q2 and Q3 2006 were paid in common shares, of which 31,065 and 1,450 respectively were issued during Q3 2006 and 60,598 were issued subsequent to the quarter, on October 5, 2006.

Imputed interest for the three and nine months ended September 30, 2006 amounted to $204,000 and $609,000, respectively, compared with $63,000 for the corresponding periods in 2005. As mentioned above, the Q3 2005 expense only reflects one month’s expense. This is a non-cash expense and represents the fair value of the warrants and equity conversion features of the debentures, amortized over the life of the debentures.

Amortization
Amortization expenses for equipment and acquired technology for Q3 2006 amounted to $45,000 compared with $54,000 for Q3 2005. For the nine months ended September 30, 2006 and 2005, amortization amounted to $135,000 and $160,000, respectively. Purchases of capital assets amounted to $23,000 during 2006 compared with $117,000 in 2005.

Amortization of deferred financing fees related to the convertible debentures amounted to $33,000 in Q3 2006 ($98,000 for the nine months ended September 30, 2006) compared with $13,000 in Q3 2005. The financing fees are being amortized over the life of the convertible debentures.

Loss (Gain) on Foreign Exchange
The loss on foreign exchange for the three months ended September 30, 2006 amounted to $5,000 compared with a gain of $22,000 for the corresponding period in 2005. Included in the loss for Q3 2006 is $8,000 resulting from the effects of foreign exchange on the convertible debentures which are repayable in U.S. dollars. It is partially offset during the quarter by a gain on the revaluation of investments held in U.S. dollars, amounting to $3,000.

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For the nine months ended September 30, 2006 and 2005, the gain on foreign exchange amounted to $211,000 and $35,000, respectively.

Recoveries and Other Income
Refundable scientific investment tax credits (“ITCs”) accrued for Q3 2006 amounted to $45,000 versus $70,000 for Q3 2005. The difference arose from the relative timing of eligible expenditures. For the nine months ended September 30, 2006 and 2005, the ITC revenue amounted to $175,000 and $168,000, respectively.

Interest income amounted to $56,000 for Q3 2006 compared with $36,000 for Q3 2005 as a result of higher cash balances resulting from the proceeds of the convertible debentures. For the nine months ended September 30, 2006 and 2005, interest income amounted to $213,000 and $87,000, respectively.

Other
Accounts receivable at September 30, 2006 amounted to $501,000 compared with $882,000 at December 31, 2005, resulting from the receipt of payments for invoices issued in Q4 2005. The 2006 amount includes the milestone payment earned during the quarter.

Accounts payable and accrued liabilities amounted to a total of $982,000 at September 30, 2006 compared to $946,000 at December 31, 2005. The increase was primarily related to accrued interest on the convertible debentures which was paid in October 2006.

Contractual Obligations

As at September 30, 2006 PreMD had certain contractual obligations and commitments related to ongoing clinical trials, research agreements and operating leases as follows:

	Total	Less than 1 Year	1 - 2 Years	2 - 5 Years
Clinical Trials	$ 615,000	$ 475,000	$ 140,000	$ nil
Operating Leases	378,000	139,000	$ 139,000	$ 100,000
Total	$ 993,000	$ 614,000	$ 279,000	$ 100,000

Certain other obligations, totaling up to $350,000, are only payable upon the achievement of specific events.

The $9,828,000 (US$8,210,000) convertible debentures issued on August 30, 2005 are payable in U.S. dollars and are due in August 2009. Debentures amounting to $476,000 (US $430,000) were converted into common shares at a rate of $3.47 per share in Q3 2006.

Liquidity and Capital Resources

As at September 30, 2006, PreMD had cash, cash equivalents and short-term investments totaling $4,287,000 ($8,679,000 as at December 31, 2005). We invest our funds in short-term financial instruments and marketable securities. Cash used to fund operating activities during Q3 2006 amounted to $1,608,000 compared with $1,180,000 in Q3 2005, the increase resulting from the reduction in accounts payable from Q2 2006.

On August 30, 2005, the Company issued $9,828,000 (US$8,210,000) unsecured convertible debentures, maturing on August 30, 2009, for net proceeds of $8,966,000 after deducting issue fees and expenses of $862,000. The issue costs attributable to the liability component amounted to $521,000 and have been deferred and are being amortized over the life of the debt. The issue costs attributable to the equity component of the convertible debentures and the warrants have been deducted from the respective balances. The balance outstanding at September 30, 2006 is $8,696,000 (US $7,780,000).

To date, the Company has financed its activities through product sales, license revenues, the issuance of shares and convertible debentures and the recovery of ITCs. Management believes that clinical trial expenses will be reduced dramatically for the balance of 2006 and for 2007 and that, based on historic cash expenditures and the current expectation of further revenues from product sales, its existing cash resources together with the ITC

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receivable of $375,000 will be sufficient to meet its current operating and capital requirements. As a result of the pending termination of the agreement with McNeil, the Company is currently developing a new business plan for the distribution of the PREVU* Skin Sterol Tests.

However, the Company’s future capital requirements will depend on many factors, including sales and license revenue growth, continued progress in its product development and clinical programs, time and expense associated with regulatory filings, prosecuting and enforcing its patent claims, and costs associated with obtaining regulatory approvals.

Use of Proceeds from Convertible Debenture Financing

On August 30, 2005 we reported that the net proceeds of the financing would be used for working capital purposes, including to:

•	Accelerate the development of the cancer portfolio;
•	Expand the Company’s pipeline of products; and
•	Pursue strategic growth opportunities.

A summary of the use of proceeds to September 30, 2006 is as follows:

	Estimated Total Use of Proceeds ($)	Approximate Use of Proceeds October 1 - December 31, 2005 ($)	Approximate Use of Proceeds January 1 - September 30, 2006 ($)
Description of Use of Proceeds
Accelerate the development of cancer tests	3,000,000	236,000	741,000
Other general working capital	5,966,000	1,112,000	3,457,000
Total	8,966,000	1,348,000	4,198,000

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Product sales	$1,381	$5,015	$117	$40,768	$39,902	$332,701	$12,359	$83,258
License revenue	$576,995	$79,624	$77,051	$918,804	$79,698	$78,081	$76,725	$196,905
Investment tax credits	$45,000	$70,000	$60,000	$31,000	$70,000	$47,923	$50,000	$50,000
Interest Income	$56,047	$70,394	$86,535	$85,781	$36,076	$22,383	$28,890	$34,933
Net loss	$1,120,175	$2,115,432	$2,373,762	$788,825	$1,443,941	$1,455,027	$1,301,912	$1,803,625
Net loss per share(1): - basic and diluted	$0.05	$0.10	$0.11	$0.04	$0.07	$0.07	$0.06	$0.08

Note:
(1)
Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three months ended September 30, 2006 was 21,685,656 (September 30, 2005: 21,534,414).

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Outstanding Share Data

As of the date hereof, PreMD has an aggregate of 21,780,065 common shares outstanding.

Subsequent Events

On October 20, 2006, Dr. Abulkalam Shamsuddin (“Shamsuddin”) and Med-11 AG (“Med-11”) filed a claim in United States District Court in Maryland in which they made unsubstantiated allegations of a breach by the Company of its 1998 License Agreement (written under the laws of Ontario) with Shamsuddin, related to certain intellectual property involving ColorectAlert™, LungAlert™ and a breast cancer test.

On October 24, the Company commenced an action in the Ontario Superior Court of Justice claiming various relief, including: an injunction preventing termination of the License Agreement by Shamsuddin and Med-11; a declaration that the Company has not breached the License Agreement; a declaration that any assignment by Shamsuddin to Med-11 of the License Agreement is void; a declaration that Shamsuddin has breached the License Agreement; and damages for breach of contract and breach of duty in the amount of $2 million.

On November 1, 2006, a judge in the Ontario Superior Court of Justice made an order that the Company’s motion for an injunction to prevent termination of the License Agreement shall be heard during the week of December 4, 2006.

On November 6, 2006, the Company announced that Shamsuddin and Med-11 had filed materials in the United States District Court of Maryland seeking an antisuit injunction preventing the Company from continuing with its legal action in Ontario. No date for the motion has yet been set.

Factors That Could Affect Future Results

The forward-looking statements contained in this report are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should carefully consider the risks and uncertainties described below. This list of risks and uncertainties below is not exhaustive. Furthermore, additional risks and uncertainties not presently known to PreMD or that PreMD believes to be immaterial may also adversely affect PreMD’s business.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and the significant degree or risk involved in research, development and marketing. Accordingly, investments in biotechnology companies should be regarded as speculative.

Interest Rate and Foreign Exchange Risk
PreMD is exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. Our cash is invested in short-term, high-grade securities with varying maturities. Since PreMD’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on PreMD’s results of operations. PreMD also makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the costs of these services. Changes in foreign exchange could also affect our ability to repay the convertible debentures since they are payable in U.S. dollars on maturity in August 2009.

Volatility of Trading Market for PreMD’s Common Shares
The volatility of PreMD’s share price may affect the trading market for PreMD’s common shares. There can be no assurance that an active trading market for the common shares will be sustained. Our share price could fluctuate significantly in the future for a number of reasons, including, among others, future announcements concerning PreMD, quarterly variations in operating results, the introduction of competitive products, reports of results of clinical trials, regulatory developments, and intellectual property developments. In addition, stock markets, in general, and the market for shares of biotechnology and life science companies, in particular, have experienced extreme price and volume fluctuations in recent years that may be unrelated to the operating performance or prospects of the affected companies. These broad market fluctuations may affect the market price of PreMD’s common shares.

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Other Risks
Additionally, as a company in the early stages of commercialization, there are several risks related to operations, technology access and acceptance, and product performance that have the potential to materially adversely affect PreMD’s long-term prospects. While management is optimistic about PreMD’s future, the following risks and uncertainties, without limitation, should be considered in evaluating the Company:
•	PreMD has no experience in marketing products. If we cannot successfully market and cause acceptance of our products, we will be unable to execute PreMD’s business plan;
•
If PreMD is unable to generate significant revenue and become profitable in the near future, our business will fail. As a result of the pending termination of the McNeil agreement, we are revising our business plan and strategy for marketing the PREVU* tests. We anticipate that substantially all of our revenue for the next few years will be derived from and dependent on the commercialization of PREVU* Skin Sterol Test and potential fees related to the licensing of the cancer product line;

•	If we cannot obtain additional financing required to support business growth, we will be unable to fund PreMD’s continuing operations in the future;
•
We will need to generate cash to pay the principal on the convertible debentures. The interest is currently being paid in common shares. Any conversion of the debentures, exercise of the warrants, or issuance of common shares to pay interest, when permitted, would dilute the interests of our current shareholders;

•
PreMD’s success depends in part on obtaining and maintaining meaningful patent protection on our products and technologies. The protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors, and there is no guarantee that we will be able to obtain or maintain patent protection for our products or product candidates. In addition, our petition to reinstate two of our U.S. patents was denied by the U.S. PTO and, accordingly, we could face additional competition from companies seeking to exploit the intellectual property that was previously covered by these patents. In December 2005, the Company initiated legal action against the law firm that was responsible for managing its patent portfolio at the time when the issue arose;

•
We rely on third parties to manufacture some of our products and any delays, volume constraints or mistakes on the part of such manufacturers could result in cancelled orders and a loss of revenue for PreMD;

•	PreMD faces potential risks of product liability, which may divert funding from ongoing operations and harm operating results;
•	If we are unable to acquire future technology necessary for our products, PreMD may be unable to commercialize new products;
•	The loss of any key employee could impair our ability to execute PreMD’s business plan;
•	Intense competition in the diagnostics industry may harm PreMD’s ability to license and develop products;
•	Any inability by PreMD to develop products and comply with government regulations may hinder or prevent the development and sale of PreMD’s products;
•	PreMD may not be able to obtain reimbursement for its products as governments attempt to control rising healthcare costs; and
•	We do not anticipate paying dividends on our common shares, which may affect investors who require a certain amount of liquidity on their investment.

A detailed discussion of risks and uncertainties is contained in our Annual Information Form for the fiscal year ended December 31, 2005, which is filed with the Ontario Securities Commission (“OSC”) and available at www.sedar.com, and in PreMD’s reports and documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”), available at www.sec.gov. Except as required by law, PreMD is not under any obligation, and expressly disclaims any obligation, to update forward-looking statements. You should carefully consider the factors set forth in these other reports or documents that PreMD files with the OSC and the SEC.

Dated, November 8, 2006

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PreMD Inc.
Interim Consolidated Financial Statements

Nine months ended September 30, 2006 and 2005
(Unaudited)

NOTICE TO READER

The attached consolidated financial statements have been prepared by the management of PreMD Inc. The consolidated financial statements for the three- and nine-month periods ended September 30, 2006 and 2005 have not been reviewed by the auditor of PreMD Inc.

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PreMD Inc.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[In Canadian dollars]

As at September 30, 2006 and December 31, 2005
Unaudited

	September 30,	December 31,
	2006	2005
	$	$

ASSETS
Current
Cash and cash equivalents	68,641	773,199
Short-term investments	4,218,743	7,905,883
Accounts receivable	501,464	881,891
Inventory	34,498	36,306
Prepaid expenses and other receivables	104,164	317,264
Investment tax credits receivable	375,000	200,000
Total current assets	5,302,510	10,114,543
Deferred financing fees, net of accumulated amortization of $140,706 (2005 - $43,059)	380,078	477,725
Capital assets, net of accumulated amortization of $813,187 (2005 - $721,784)	341,891	410,636
Acquired technology, net of accumulated amortization of $900,514 (2005 - $856,970)	246,742	290,286
	6,271,221	11,293,190

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable	212,312	291,125
Accrued liabilities	770,171	655,113
Current portion of deferred revenue	2,374,125	311,915
Total current liabilities	3,356,608	1,258,153
Convertible debentures (note 3)	5,763,542	5,893,340
Deferred revenue	─	2,297,400
Total liabilities	9,120,150	9,448,893

Shareholders' equity (deficiency)
Capital stock (note 5)	25,087,715	24,449,826
Contributed surplus (note 5)	2,233,370	1,840,979
Equity component of convertible debentures (note 3)	2,279,008	2,393,145
Warrants	1,373,718	1,373,718
Deficit	(33,822,740)	(28,213,371)
Total shareholders' equity (deficiency)	(2,848,929)	1,844,297
	6,271,221	11,293,190

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PreMD Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[In Canadian dollars]

Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
	$	$	$	$

REVENUE
Product sales	1,381	39,902	6,513	384,962
License revenue	576,995	79,698	733,670	234,504
	578,376	119,600	740,183	619,466
Cost of product sales	1,140	57,523	5,523	388,074
Gross Profit	577,236	62,077	734,660	231,392

EXPENSES
Research and development	840,505	861,488	3,826,029	2,309,062
General and administration	499,098	590,038	1,764,963	2,124,950
Interest on convertible debentures	172,243	54,921	510,380	54,921
Imputed interest on convertible debentures	204,445	62,873	608,577	62,873
Amortization	77,662	64,611	232,594	170,622
Loss (gain) on foreign exchange	4,505	(21,837)	(210,538)	(34,884)
	1,798,458	1,612,094	6,732,005	4,687,544

RECOVERIES AND OTHER INCOME
Investment tax credits	45,000	70,000	175,000	167,923
Interest	56,047	36,076	212,976	87,349
	101,047	106,076	387,976	255,272
Net loss for the period	(1,120,175)	(1,443,941)	(5,609,369)	(4,200,880)

Deficit, beginning of period	(32,702,565)	(25,980,605)	(28,213,371)	(23,223,666)
Deficit, end of period	(33,822,740)	(27,424,546)	(33,822,740)	(27,424,546)

Basic and diluted loss per share	$(0.05)	$(0.07)	$(0.26)	$(0.20)

Weighted average number of common shares outstanding	21,685,656	21,534,414	21,601,763	21,467,882

PreMD Third Quarter 2006 Report	12

PreMD Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[In Canadian dollars]

Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(1,120,175)	(1,443,941)	(5,609,369)	(4,200,880)
Add items not involving cash
Amortization	77,662	66,791	232,594	172,802
Stock compensation costs included in:
Research and development expense	27,510	30,821	122,229	119,264
General and administration expense	43,881	82,453	287,093	364,480
Imputed interest on convertible debentures	204,445	62,873	608,577	62,873
Interest on convertible debentures paid in stock	64,815	─	144,517	─
Add (deduct) gain on foreign exchange	4,505	(21,837)	(210,538)	(34,884)
Net change in non-cash working capital balances related to operations (note 6)	(834,448)	109,414	462,085	(335,325)
Decrease in deferred revenue	(76,598)	(66,694)	(235,190)	(220,144)
Cash used in operating activities	(1,608,403)	(1,180,120)	(4,198,002)	(4,071,814)

INVESTING ACTIVITIES
Short-term investments	1,582,645	(6,556,846)	3,464,549	(3,911,229)
Purchase of capital assets	(1,743)	(951)	(22,658)	(116,727)
Cash provided by (used in) investing activities	1,580,902	(6,557,797)	3,441,891	(4,027,956)

FINANCING ACTIVITIES
Issuance of convertible debentures	─	9,827,616	─	9,827,616
Financing fees	─	(852,825)	─	(852,825)
Issuance of capital stock, net of issue costs	─	─	─	198,400
Cash provided by financing activities	─	8,974,791	─	9,173,191
Effect of exchange rate changes on cash and cash equivalents	5,341	(35,510)	51,553	(36,354)

Net increase (decrease) in cash and cash equivalents during the period	(22,160)	1,201,364	(704,558)	1,037,067
Cash and cash equivalents
- Beginning of period	90,801	75,161	773,199	239,458
- End of period	68,641	1,276,525	68,641	1,276,525

Represented by
Cash	68,641	1,276,525	68,641	1,276,525
	68,641	1,276,525	68,641	1,276,525

PreMD Third Quarter 2006 Report	13

PreMD Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006
[In Canadian dollars unless otherwise noted]

(Unaudited)

1.	NATURE OF THE COMPANY AND BASIS OF PRESENTATION
PreMD Inc., formerly IMI International Medical Innovations Inc., [the “Company”], operates in a single business segment and is a predictive medicine company dedicated to improving health outcomes with tools for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company develops easy-to-use, accurate and cost-effective tests designed for use in point-of-care and laboratory environments and licenses the global marketing rights to third parties.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and breast cancer. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.	SIGNIFICANT ACCOUNTING POLICIES
The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2005. Where appropriate, these financial statements include estimates based on management’s judgment.

Effective January 1, 2005 the Company adopted the guidelines relating to the disclosure requirements of variable interest entities as required by the Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 15, “Consolidation of Variable Interest Entities”. The Company has reviewed its policies and determined that there was no impact as a result of adopting this pronouncement.

The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2005.

Deferred financing fees
Deferred financing fees relating to the issue of convertible debentures are amortized on a straight-line basis over the term of the debentures. Should the debentures be converted, the unamortized balance of financing costs will be transferred to capital stock

3.	CONVERTIBLE DEBENTURES
On August 30, 2005, the Company completed a financing by way of a private placement of convertible debentures maturing on August 30, 2009, for gross proceeds of $9,827,616 (US$8,210,000). The unsecured debentures bear interest at an annual rate of 7% payable quarterly in cash or common shares at the Company’s option. The number of common shares issuable in satisfaction of interest payments is dependent on the trading price of the shares at the time of the applicable interest payment date. The debentures are convertible to common shares at any time during the term, at the option of the holder, at $3.47 per share. If all the debentures were converted to common shares it would result in the issuance of

PreMD Third Quarter 2006 Report	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

an additional 2,882,195 common shares. Purchasers of the convertible debentures also received warrants to purchase 1,288,970 common shares at any time before August 30, 2010 at an exercise price of $3.57 per common share. At any time after one year from the date of issuance of the warrants, the warrants may also be exercised by means of a cashless exercise by the holder. On August 25, 2006, $476,440 (US $430,000) were converted into 150,877 common shares of the Company.

Of the total amount of the financing, $5,917,209 was recorded as a liability. The fair value of the equity component of the convertible debentures at the date of grant is estimated at $2,393,145 (net of expenses of $228,292), using the Black-Scholes option pricing model. The fair value of the warrants is estimated at $1,176,718 (net of expenses of $112,252), determined using the Black-Scholes option pricing model. The assumptions used to calculate the fair value of the equity component and the warrants are as follows:

	Equity component	Warrants
Volatility	42.7%	41.7%
Risk-free interest rate	3.35%	3.35%
Expected option life	4 years	5 years
Dividend yield	nil	nil

The table below presents a summary of the offering:

	Proceeds ($)	Financing Fees ($)	Net ($)
Issuance of convertible debenture	9,827,616	861,328	8,966,288
Equity component of convertible debenture	(2,621,437)	(228,292)	(2,393,145)
Warrants	(1,288,970)	(112,252)	(1,176,718)
Liability component of convertible debenture	5,917,209	520,784	5,396,425

The liability component will be accreted over time by a charge to the consolidated statement of loss and deficit for imputed interest at an effective rate of 12.75% and at maturity will be equal to the face value of the debentures. All cash repayments, default payments or redemptions of the principal under the debentures shall be made in U.S. dollars.

The table below presents a reconciliation of the valuation of the liability component from the date of issue to September 30, 2006:

($)
Issuance of convertible debenture, August 30, 2005	5,917,209
Changes in foreign exchange rates	(279,398)
Imputed interest	255,529
Balance, December 31, 2005	5,893,340
Changes in foreign exchange rates	41,051
Imputed interest	198,863
Balance, March 31, 2006	6,133,254
Changes in foreign exchange rates	(425,267)
Imputed interest	205,269
Balance, June 30, 2006	5,913,256
Converted to common shares	(365,829)
Changes in foreign exchange rates	11,670
Imputed interest	204,445
Balance, September 30, 2006	5,763,542

PreMD Third Quarter 2006 Report	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	STOCK-BASED COMPENSATION

On January 1, 2003, the Company prospectively adopted the recommendations in The Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees.

For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
	$	$	$	$
Net loss as reported	(1,120,175)	(1,443,941)	(5,609,369)	(4,200,880)
Estimated stock-based compensation costs	(12,708)	(30,834)	(39,188)	(92,502)
Pro forma net loss	(1,132,883)	(1,474,775)	(5,648,557)	(4,293,382)
Pro forma basic and diluted loss per common share	$(0.05)	$(0.07)	$(0.26)	$(0.20)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows: expected volatility of 54.3%; risk free interest rate of 4.06%; expected dividend yield of nil; and an expected life of the options of 5 years. Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2005.

5.	SHARE CAPITAL
a)	Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

PreMD Third Quarter 2006 Report	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b)	Issued and outstanding shares

		Stated	Contributed
	Number	Value	Surplus	Total
Common shares	#	$	$	$
Balance, December 31, 2005	21,547,762	24,449,826	1,840,979	26,290,805
Stock-based compensation expense	─	─	97,055	97,055
Issued under share purchase plan	5,350	8,231	─	8,231
Balance, March 31, 2006	21,553,112	24,458,057	1,938,034	26,396,091
Stock-based compensation expense	─	─	223,945	223,945
Issued as payment for interest	40,561	79,702	─	79,702
Issued under share purchase plan	3,000	8,700	─	8,700
Balance, June 30, 2006	21,596,673	24,546,459	2,161,979	26,708,438
Stock-based compensation expense	─	─	71,391	71,391
Issued as payment for interest	32,515	64,815	─	64,815
Issued on conversion of debenture	150,877	476,441	─	476,441
Balance, September 30, 2006	21,780,065	25,087,715	2,233,370	27,321,085

c)	Options

		Weighted Average
	Shares	Exercise Price
	#	$
Balance, December 31, 2005	2,473,785	3.41
Granted	795,500	1.32
Expired	(353,500)	3.14
Balance, March 31, 2006	2,915,785	3.14
Granted	96,000	2.67
Expired	(10,000)	3.65
Balance, June 30, 2006	3,001,785	2.86
Granted	125,000	2.35
Expired	(206,481)	3.00
Balance, September 30, 2006	2,920,304	2.74

6.	CONSOLIDATED STATEMENTS OF CASH FLOWS
Changes in non-cash working capital balances related to operations comprise:

	Three months ended		Nine months ended
	September 30		September 30
	2006 $	2005 $	2006 $	2005 $
Accounts receivable	(501,464)	12,267	380,427	192,911
Inventory	1,140	5,314	1,808	208,845
Prepaid expenses and other receivables	121,439	(15,262)	213,100	(43,108)
Investment tax credits receivable	(45,000)	(70,000)	(175,000)	20,000
Accounts payable and accrued liabilities	(410,563)	177,095	41,750	(713,973)
	(834,448)	109,414	462,085	(335,325)

7.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements for the three and nine months ended September 30, 2005 have been reclassified from statements previously presented to conform to the presentation of the 2006 financial statements.

PreMD Third Quarter 2006 Report	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	SUBSEQUENT EVENTS

On October 20, 2006, Dr. Abulkalam Shamsuddin (“Shamsuddin”) and Med-11 AG (“Med-11”) filed a claim in United States District Court in Maryland in which they made unsubstantiated allegations of a breach by the Company of its 1998 License Agreement (written under the laws of Ontario) with Shamsuddin, related to certain intellectual property involving ColorectAlert™ LungAlert™ and a breast cancer test.

On October 24, the Company commenced an action in the Ontario Superior Court of Justice claiming various relief, including: an injunction preventing termination of the License Agreement by Shamsuddin and Med-11; a declaration that the Company has not breached the License Agreement; a declaration that any assignment by Shamsuddin to Med-11 of the License Agreement is void; a declaration that Shamsuddin has breached the License Agreement; and damages for breach of contract and breach of duty in the amount of $2 million.

On November 1, 2006, a judge in the Ontario Superior Court of Justice made an order that the Company’s motion for an injunction to prevent termination of the License Agreement shall be heard during the week of December 4, 2006.

On November 6, 2006, the Company announced that Shamsuddin and Med-11 had filed materials in the United States District Court of Maryland seeking an anti-suit injunction preventing the Company from continuing with its legal action in Ontario. No date for the motion has yet been set.

PreMD Third Quarter 2006 Report	18

SHAREHOLDER AND CORPORATE INFORMATION

Corporate Headquarters	Transfer Agent and Registrar

4211 Yonge Street	Equity Transfer Services Inc.
Suite 615	120 Adelaide Street West, Suite 420
Toronto, Ontario	Toronto, Ontario
M2P 2A9	T: 416-361-0152 ext. 221
T: 416-222-3449	www.equitytransfer.com
F: 416-222-4533
www.premdinc.com	Shareholder services provided by the
transfer agent:

Investor Relations Contact	- Change of address
- Eliminate multiple mailings
Rhonda Chiger	- Transfer PreMD shares
Rx Communications Inc.	- Other shareholder account inquiries
T: (917) 322-2569
rchiger@RxIR.com
Auditors

Ron Hosking, CA	Ernst & Young LLP, Chartered Accountants
Vice President Finance & CFO	Ernst & Young Tower
T: 416-222-3449	222 Bay Street
rhosking@premdinc.com	Toronto Dominion Centre
Toronto, Ontario

General or Investor Inquiries	Legal Counsel

info@premdinc.com	Aird & Berlis LLP
181 Bay Street, Suite 1800
222 Bay Street
BCE Place
Toronto, Ontario

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo PC
One Financial Center
Boston, Massachusetts

PreMD Third Quarter 2006 Report	19